UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

CAZOO GROUP LTD.
(Name of Issuer)

Class A Ordinary Shares, par value $0.002 per share
(Title of Class of Securities)

G2007L204
(CUSIP Number)

Mubadala Investment Company PJSC Attention: Treasury and Investor Relations P.O. Box 45005 Abu Dhabi United Arab Emirates +971 2 413 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L204
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 1,227,955
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 1,227,955
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,227,955
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.15%[1]
14		TYPE OF REPORTING PERSON CO

[1]	The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023 and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mamoura Diversified Global Holdings PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 1,227,955
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 1,227,955
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,227,955
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.15%[1]
14		TYPE OF REPORTING PERSON CO

[1]	The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023 and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 94th Investment Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 1,227,955
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 1,227,955
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,227,955
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.15%[1]
14		TYPE OF REPORTING PERSON CO

[1]	The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023 and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MIC Capital Management UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 1,509,881
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 1,509,881
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,881
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.87%[1]
14		TYPE OF REPORTING PERSON IA

[1]	The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023 and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 1,134,728
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 1,134,728
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,134,728
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.91%[1]

[1]	The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023 and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MC Alternative Solutions, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 375,153
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 375,153
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,153
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.96%[1]
14		TYPE OF REPORTING PERSON PN

[1]	The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Item 1.	Security and Issuer.

This Schedule 13D relates to Class A ordinary shares, par value $0.002 (the “Ordinary Shares”) of Cazoo Group Ltd., a Cayman Islands exempted company (the “Issuer”). The principal executive office of the Issuer is located at 41 Chalton Street, London, NW1 1JD, United Kingdom.

Item 2.	Identity and Background.

(a)	Name of Person Filing (collectively, the “Reporting Persons”):

	(i)	Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi

	(ii)	Mamoura Diversified Global Holdings PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi

	(iii)	94th Investment Company LLC, a limited liability company established under the laws of the Emirate of Abu Dhabi

	(iv)	MIC Capital Management UK LLP, a limited liability partnership established under the laws of England and Wales

	(v)	MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp, a special limited partnership established under the laws of Luxembourg

	(vi)	MC Alternative Solutions, LP, an exempted limited partnership established under the laws of the Cayman Islands

(b)	Address of Principal Business Office or, if none, Residence:

	(i)	Mamoura A Buildings Abu Dhabi, 45005 United Arab Emirates

	(ii)	Mamoura A Buildings Abu Dhabi, 45005 United Arab Emirates

	(iii)	2462 ResCowork 01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

	(iv)	Floor 7, 25 Berkeley Square, London, United Kingdom

	(v)	19 Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg

	(vi)	Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman, Cayman Islands KY1-1104

(c)	The principal business of Mubadala Investment Company PJSC and Mamoura Diversified Global Holdings PJSC is the development and management of an extensive and economically diverse portfolio of commercial initiatives designed to accelerate economic growth for the long-term benefit of Abu Dhabi.

The principal business of 94th Investment Company LLC, MIC Capital Management UK LLP, MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregate or SCSp and MC Alternative Solutions, LP is investing in securities.

As of the date hereof, 94th Investment Company LLC directly holds 727,955 Ordinary Shares and has the right to acquire 500,000 Ordinary Shares upon conversion of the Notes (which Notes were previously held by MIC Capital Management 38 RSC Ltd.). 94th Investment Company LLC is a wholly owned subsidiary of Mamoura Diversified Global Holdings PJSC, which is a wholly owned subsidiary of Mubadala Investment Company PJSC. MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp directly holds 1,134,728 Ordinary Shares and MC Alternative Solutions, LP directly holds 375,153 Ordinary Shares (which 375,153 Ordinary Shares were previously held by MIC Capital Partners (Public) Parallel Cayman, LP). MIC Capital Partners (Ventures) Europe Parallel (Luxembourg Aggregator SCSp and MC Alternative Solutions, LP are managed by MIC Capital Management UK LLP.

The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Information with respect to the directors and officers of the Reporting Persons (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

(d)	During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, without independent verification, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, without independent verification, any of the Related Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(b) above for the citizenship or place of organization of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D relates to Ordinary Shares that the Reporting Persons own or have the right to acquire within 60 days upon conversion of the 2.00% Convertible Senior Notes due 2027 (the “Notes”) of the Company.

On August 26, 2021 (the “Closing Date”), the Issuer consummated a business combination (the “Business Combination”) pursuant to that certain Business Combination Agreement, dated as of March 29, 2021 (as amended, the “Business Combination Agreement”), by and among Ajax I, Cazoo Holdings Limited (“Cazoo”) and the Issuer. Pursuant to the terms of the Business Combination Agreement, among other things, Ajax I merged with and into the Issuer, with the Issuer continuing as the surviving entity, and the Issuer acquired all of the issued and outstanding shares of Cazoo (the “Cazoo Shares”) from the holders thereof for consideration consisting of a combination of Issuer shares and cash. The 1,134,728 Ordinary Shares held by MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp were acquired as a result of the Business Combination in exchange for Cazoo Shares. Of the 375,153 Ordinary Shares held by MC Alternative Solutions, 80,335 were acquired as a result of the Business Combination in exchange for Cazoo Shares, 87,500 were acquired for an aggregate of $17.5 million in cash as part of a private placement in connection with the consummation of the Business Combination and 207,319 were acquired in open market purchases for an aggregate cash purchase price of approximately $25.3 million. The 727,955 Ordinary Shares held by 94th Investment Company LLC were acquired in open market purchases for an aggregate cash purchase price of approximately $62.4 million. The cash purchase price for Ordinary Shares acquired held by 94th Investment Company LLC was funded by working capital and the cash purchase price for Ordinary Shares acquired otherwise than through the Business Combination Agreement held by MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp and MC Alternative Solutions was funded by equity contributions.

On February 9, 2022, MIC Capital Management 38 RSC Limited (“MIC”) entered into a Purchase Agreement with the Issuer and the other parties thereto (the “Purchase Agreement”), pursuant to which MIC agreed to purchase $50 million in principal amount of the Notes in principal amount of the Notes which it subsequently transferred to 94th Investment Company LLC. On February 16, 2022 (the “Closing Date”), the Issuer issued $630,000,000 in aggregate principal amount of the Notes (including the Notes purchased by MIC) pursuant to an Indenture, dated February 16, 2022 (the “Indenture”), between the Issuer and U.S. Bank Trust Company, National Association, as trustee.

The Notes bear regular interest at a rate of 2.00% per year. The Notes will mature on February 16, 2027, unless earlier redeemed, repurchased or converted in accordance with the terms of the Notes. The Notes are convertible at the option of the holders at any time after November 6, 2022, and prior to the close of business on the second scheduled trading day immediately preceding February 16, 2027, into Ordinary Shares based on an initial conversion rate of 200.0000 Ordinary Shares (subject to adjustment) per $1,000 principal amount of Notes (which equates to an initial conversion price of $5.00 per Ordinary Share). As such, the Notes held by MIC were, as of the Closing Date, convertible into an aggregate of 10,000,000 Ordinary Shares, subject to adjustment and the other terms and conditions of the Notes as set forth in the Indenture. In addition, the Issuer may force the conversion of the Notes following the third anniversary of the Closing Date (or February 16, 2025) if the trading price of the Ordinary Shares has been at least 150% of the conversion price for at least 20 trading days in any consecutive 30 trading day period (the “Trading Condition”). Holders of the Notes, including MIC, also have the right to require the Issuer to repurchase all or some of its Notes for cash at 100% of its principal amount, plus all accrued and unpaid interest to, and including, the date of repurchase, upon the occurrence of certain corporate events, subject to certain conditions.

If the Notes have not been converted, repurchased or redeemed at or prior to maturity of the Notes, Holders of the Notes, including MIC, will be entitled to payment of a premium at maturity of the Notes, equal to 50% of the principal amount of the Notes. The premium is payable in cash, Ordinary Shares, or a combination of cash and Ordinary Shares at the option of the Issuer. The premium will not be payable if the trailing 10 trading day volume weighted average price of the Ordinary Shares equals or exceeds $6.75 for any trading day beginning on (and excluding) the 10th trading day following the second anniversary of the Closing Date and ending on (and including) the 20th trading day following the second anniversary of the Closing Date (the “Premium Fall-Away Trigger”).

The Issuer may not redeem the Notes prior to the third anniversary of the Closing Date, unless certain changes in tax law or other related events occur. The Issuer may redeem all or a portion of the Notes, at its option, beginning three years after the Closing Date, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, and excluding, the redemption date, provided that (1) the Trading Condition (as defined above) is met or (2) the aggregate principal amount of the Notes outstanding and held by persons other than the Issuer or its affiliates is less than 15% of the initial aggregate principal amount of the Notes.

In connection with the Purchase Agreement and the issuance of the Notes, on the Closing Date, the Issuer entered into a Registration Rights Agreement with MIC and the other parties thereto (the “Registration Rights Agreement”), pursuant to which, among other things, the parties, including MIC were granted customary registration rights with respect to the Ordinary Shares underlying the Notes.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Purchase Agreement and the Registration Rights Agreement, copies of which are filed as exhibits to the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 16, 2022.

On November 9, 2022, MIC and certain other holders of Notes (collectively, the “Noteholders”) entered into agreements (each, a “Letter Agreement”) with the Issuer pursuant to which such Noteholders have agreed to extend their original lock-up period, which was agreed to at the time of issuance of the Notes, from November 6, 2022 to September 30, 2023. The Issuer has granted the Noteholders a right of first refusal to participate in certain financings for cash (subject to certain exceptions) by the Issuer and its subsidiaries until June 30, 2024.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Letter Agreement, which is filed as an exhibit to the Issuer’s current report on Form 6-K filed with the Commission on November 10, 2022.

Effective February 8, 2023, every 20 Ordinary Shares were consolidated into 1 Ordinary Share (the “Reverse Stock Split”). As a result of the Reverse Stock Split, the number of Ordinary Shares issuable upon conversion of the Notes was proportionately reduced at the same ratio. Pursuant to and in accordance with the terms of the Indenture governing the Notes, effective immediately after the opening of business on February 9, 2023, the conversion rate of the Notes was reduced from 200 Ordinary Shares per $1,000 principal amount of Notes to 10 Ordinary Shares per $1,000 principal amount of Notes.

Item 4. Purpose of Transaction.

The information in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the Ordinary Shares and Notes (and the Ordinary Shares into which such Notes may be converted) for investment purposes in the Reporting Persons’ ordinary course of business.

The Reporting Persons may have discussions with officers and directors of the Issuer in connection with the Reporting Persons’ investment in the Issuer. The topics of these conversations may cover a range of issues, including those relating to the business of the Issuer; management; board composition and other governance matters; investor communications; operations; capital allocation; capital structure; issuances of securities; dividend policy; debt obligations; contractual obligations; financial condition, results of operations and cash flows; mergers and acquisitions strategy; strategic transactions; asset sales; overall business strategy; executive compensation; and environmental, social and governance matters related to the Issuer’s business and stakeholders. The Reporting Persons have had or may have similar conversations with other securityholders of the Issuer or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer and may negotiate and enter appropriate confidentiality or similar agreements (which may contain, among other things, standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such proposals or actions, or other proposals or actions, with the Issuer’s management and the board of directors of the Issuer, other securityholders of the Issuer, and other interested parties, such as those set out above. The Reporting Persons, either acting alone or with other securityholders, may retain legal and financial advisers related to these matters.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of any communications referenced above, actions taken by the board, overall market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, the liquidity requirements of the Reporting Persons, price levels of the Ordinary Shares and the Notes, and any contractual provisions to which the Reporting Persons may then be subject, the Reporting Persons in the future may take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Ordinary Shares, Notes, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; selling, exchanging, converting, pledging or financing some or all of the securities reported herein, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; engaging in hedging or similar transactions with respect to Ordinary Shares, Notes, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; and taking any other action to maximize the value of the Reporting Persons’ investment position in the Issuer.

On March 17, 2023, the certain holders of Notes (collectively, the “Original Parties”) entered into a Cooperation Agreement (the “Cooperation Agreement”). On April 25, 2023, 94th Investment Company LLC and MIC Capital Management UK LLP and certain other holders of Notes (the “New Parties”) entered into a joinder to the Cooperation Agreement (the “Joinder”). Pursuant to the Joinder, each of the New Parties agreed that they would become a party to the Cooperation Agreement and would be fully bound by, and subject to, all of the covenants, terms and conditions of the Cooperation Agreement and would be deemed a party to the Cooperation Agreement for all purposes thereof upon execution of the Joinder. Also pursuant to the Joinder, each of the Original Parties consented to each of the New Parties becoming party to the Cooperation Agreement upon execution of the Joinder. Pursuant to the Cooperation Agreement, in order to engage with the Issuer in discussions regarding a potential financing, recapitalization, asset or equity sale, reorganization, and/or restructuring transaction or series of such transactions or alternative extraordinary transactions involving the Issuer (in each case, effecting a permanent change to the existing capital structure of the Issuer) (any such transaction, a “Transaction”), each Party agreed, among other things, (i) to use commercially reasonable efforts to cooperate in good faith with each other to engage in such discussions and negotiations with the Issuer regarding a Transaction, and (ii) to not directly or indirectly sell, loan, assign, transfer, hypothecate, tender or otherwise dispose of (including by participation), in whole or in part, its right, title or interest in any Notes, or grant any proxies, deposit any of its Notes into a voting trust, or enter into a voting agreement with respect to any such Notes, each without the prior written consent of the other Parties. Each Party further agreed that it shall not support, either directly or indirectly, consent to, or otherwise vote in favor of, any Transaction that is not supported by the Parties holding a majority of the Notes held by all Parties. However, nothing in the Cooperation Agreement obligates the Reporting Persons or any other Party to consent to, or otherwise vote in favor of, any Transaction. Other holders of Notes may become Parties to the Cooperation Agreement by executing a joinder to the Cooperation Agreement in a form that is acceptable to the then existing Parties and subject, in each case, to the written consent of the Parties.

The Cooperation Agreement shall automatically terminate upon the earlier to occur of (i) June 30, 2023 and (ii) the consummation of a Transaction to which all the Parties are bound. The Cooperation Agreement may also be terminated with the written consent of the Parties holding a majority of the Notes held by all the Parties.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is filed as Exhibit 99.5 to this Schedule 13D and is incorporated by reference herein.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Act, and the Reporting Persons expressly disclaim beneficial ownership of all Notes, Ordinary Shares or other securities held or otherwise beneficially owned by the other Parties to the Cooperation Agreement. Upon information and belief, the Parties to the Cooperation Agreement (other than any Reporting Persons) acquired Notes pursuant to the Purchase Agreement and, as of April 25, 2023, beneficially own an aggregate of $530 million principal amount of Notes. Upon Information and belief, as of April 25, 2023, the Parties to the Cooperation Agreement beneficially own, in the aggregate, 9,379,162 Ordinary Shares (including 5.3 million Ordinary Shares the Parties have the right to acquire within 60 days upon conversion of the Notes).

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The percentages reported in this Schedule 13D are calculated based upon (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023 and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

(c) Except as disclosed in this Statement, no transactions in the Ordinary Shares or the Notes were effected during the past sixty days by the Reporting Persons.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3 and 4 are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated April 27, 2023.

Exhibit 99.2	Purchase Agreement, dated as of February 9, 2022 (incorporated herein by reference to the Purchase Agreement attached as Exhibit 99.1 of the Issuer’s current report on Form 6-K filed with the Commission on February 16, 2022).

Exhibit 99.3	Registration Rights Agreement, dated as of February 16, 2022 (incorporated herein by reference to the Registration Rights Agreement attached as Exhibit 99.4 of the Issuer’s current report on Form 6-K filed with the Commission on February 16, 2022).

Exhibit 99.4	Form of Letter Agreement (incorporated herein by reference to the Form of Letter Agreement attached as Exhibit 99.1 of the Issuer’s current report on Form 6-K filed with the Commission on November 10, 2022).

Exhibit 99.5	Cooperation Agreement, dated March 17, 2023.

Exhibit 99.6	Joinder to the Cooperation Agreement, dated April 25, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2023

MUBADALA INVESTMENT COMPANY PJSC

By:	/s/ Samer Halawa
Name: Samer Halawa
Title: Chief Legal Officer

MAMOURA DIVERSIFIED GLOBAL HOLDINGS PJSC

By:	/s/ Samer Halawa
Name: Samer Halawa
Title: Chief Legal Officer

94th INVESTMENT COMPANY LLC

By:	/s/ Samer Halawa
Name: Samer Halawa
Title: Chief Legal Officer

MIC CAPITAL MANAGEMENT UK LLP

By:	/s/ Rodney Cannon
Name: Rodney Cannon
Title: General Counsel

MIC CAPITAL PARTNERS (VENTURES) EUROPE PARALLEL (LUXEMBOURG) AGGREGATOR SCSP

By:	/s/ Rodney Cannon
Name: Rodney Cannon
Title: Manager

MC ALTERNATIVE SOLUTIONS, LP

By:	/s/ Rodney Cannon
Name: Rodney Cannon
Title: Manager

Exhibit 99.1

AGREEMENT OF JOINT FILING

Each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: April 27, 2023

MUBADALA INVESTMENT COMPANY PJSC

By:	/s/ Samer Halawa
Name: Samer Halawa
Title: Chief Legal Officer

MAMOURA DIVERSIFIED GLOBAL HOLDINGS PJSC

By:	/s/ Samer Halawa
Name: Samer Halawa
Title: Chief Legal Officer

94th INVESTMENT COMPANY LLC

By:	/s/ Samer Halawa
Name: Samer Halawa
Title: Chief Legal Officer

MIC CAPITAL MANAGEMENT UK LLP

By:	/s/ Rodney Cannon
Name: Rodney Cannon
Title: General Counsel

MIC CAPITAL PARTNERS (VENTURES) EUROPE PARALLEL (LUXEMBOURG) AGGREGATOR SCSP

By:	/s/ Rodney Cannon
Name: Rodney Cannon
Title: Manager

MC ALTERNATIVE SOLUTIONS, LP

By:	/s/ Rodney Cannon
Name: Rodney Cannon
Title: Manager

Schedule A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Mubadala Investment Company PJSC, Mamoura Diversified Global Holdings PJSC, 94th Investment Company LLC, MIC Capital Management UK LLP, MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp and MC Alternative Solutions, LP are set forth below.

Mubadala Investment Company PJSC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Directors
His Highness Sheikh Mansour bin Zayed Al Nahyan	Vice President, Deputy Prime Minister and Minister of Presidential Affairs of the United Arab Emirates, Chairman	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Highness Sheikh Theyab bin Mohamed bin Zayed Al Nahyan	Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Khaldoon Khalifa Al Mubarak	Managing Director and Group Chief Executive Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Dr. Sultan bin Ahmed Al Jaber	Minister of Industry and Advanced Technology, Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Suhail Mohamed Al Mazrouei	Cabinet Member and Minister of Energy & Infrastructure	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Saif Saeed Gobash	Secretary-General of Abu Dhabi Executive Council, Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Abdulhamid Saeed	Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Executive Officers
His Excellency Khaldoon Khalifa Al Mubarak	Managing Director and Group Chief Executive Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Waleed Al Mokarrab Al Muhairi	Deputy Group Chief Executive Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Homaid Al Shimmari	Deputy Group CEO, Chief Corporate & Human Capital Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Carlos Obeid	Chief Financial Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Lebanon
Samer Halawa	Chief Legal Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Jordan
Ahmed Yahia Al Idrissi	Chief Executive Officer, Direct Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Canada
Hani Ahmad Barhoush	Chief Executive Officer, Disruptive Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United States
Khaled Abdulla Al Qubaisi	Chief Executive Officer, Real Estate & Infrastructure Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Ahmed Saeed Al Calily	Chief Strategy and Risk Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Saeed Al Mazrouei	Deputy Platform CEO, Direct Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Mamoura Diversified Global Holding PJSC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Waleed Al Mokarrab Al Muhairi	Chairman	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Homaid Al Shimmari	Deputy Group CEO, Chief Corporate & Human Capital Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Carlos Obeid	Chief Financial Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Lebanon
Samer Halawa	Chief Legal Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Jordan

94th Investment Company LLC
Name	Present Principal Occupation or Employment	Business Address	Citizenship
Kofi Aduku	Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United Kingdom

Muhamed Tashlim	Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Mauritius

Emma Al Jahouri	Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United Kingdom

MIC Capital Management UK LLP

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Hani Barhoush	Chief Executive Officer, Disruptive Investments, Mubadala Investment Company; Chief Executive Officer, Mubadala Capital	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United States
Rodney Wayne Cannon	General Counsel, Mubadala Capital	Al Sila Tower 17th Floor, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	Australia
Ibrahim Ajami	Head of Ventures, Mubadala Capital	Floor 7, 25 Berkeley Square, London, United Kingdom	United States
MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Hani Barhoush	Chief Executive Officer, Disruptive Investments, Mubadala Investment Company; Chief Executive Officer, Mubadala Capital	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United States
Rodney Wayne Cannon	General Counsel, Mubadala Capital	Al Sila Tower 17th Floor, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	Australia
Ibrahim Ajami	Head of Ventures, Mubadala Capital	Floor 7, 25 Berkeley Square, London, United Kingdom	United States

MC Alternative Solutions, LP
Name	Present Principal Occupation or Employment	Business Address	Citizenship
Hani Barhoush	Chief Executive Officer, Disruptive Investments, Mubadala Investment Company; Chief Executive Officer, Mubadala Capital	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United States
Rodney Wayne Cannon	General Counsel, Mubadala Capital	Al Sila Tower 17th Floor, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	Australia
Maxime Franzetti	Co-Head of Solutions, Mubadala Capital	Al Sila Tower 17th Floor, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	France
Fatima Al Nuaimi	Co-Head of Solutions, Mubadala Capital	Al Sila Tower 17th Floor, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	UAE

Exhibit 99.5

COOPERATION AGREEMENT

March 17, 2023

Reference is made to the Indenture dated as of February 16, 2022 (the “Indenture”), between Cazoo Group Ltd (the “Company”), as issuer, and U.S. Bank Trust Company, National Association (the “Trustee”), pursuant to which the Company issued $630.0 million aggregate principal amount of 2.00% Convertible Senior Notes due February 16, 2027 (the “Notes”). Capitalized terms used but not otherwise defined in this Cooperation Agreement (this “Agreement”) shall have the meanings assigned to such terms in the Indenture.

The Parties (as defined below) wish to engage with the Company in discussions regarding a potential financing, recapitalization, asset or equity sale, reorganization, and/or restructuring transaction or series of such transactions or alternative extraordinary transactions involving the Company (in each case, effecting a permanent change to the existing capital structure of the Company) (any such transaction, a “Transaction”).

In consideration of the foregoing recitals, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound, agree as follows:

Section 1. Cooperation. For so long as this Agreement remains in effect with respect to a Party, each Party agrees to use commercially reasonable efforts to cooperate in good faith with the other Parties to engage in such discussions and negotiations with the Company regarding a Transaction that the Parties deem appropriate. In furtherance of the foregoing, the Parties anticipate retaining counsel, financial advisers and other third parties to represent the interests of the Parties and to seek reimbursement for the expenses of the foregoing, to the extent possible, from the Company. Each Party agrees that it shall not support, either directly or indirectly, consent to, or otherwise vote in favor of, any Transaction that is not supported by the Parties holding a majority of the Notes held by all Parties. Nothing herein shall obligate any Party to consent to, or otherwise vote in favor of, any Transaction.

Section 2. Transfers. Each Party agrees that, until the earlier of (i) such time as a Replacement Lock-Up Agreement (as defined below) is executed and binding upon and enforceable by the Parties and (ii) the date this Agreement is terminated with respect to such Party, it shall not, without the prior written consent of the other Parties, directly or indirectly sell, loan, assign, transfer, hypothecate, tender or otherwise dispose of (including by participation), in whole or in part, its right, title or interest in any Notes to any Person (including by the acceptance of an offer to repurchase, exchange or otherwise retire any of its Notes by the Company or an Affiliate thereof), or grant any proxies, deposit any of its Notes into a voting trust, or enter into a voting agreement with respect to any such Notes (any of the foregoing actions, a “Transfer”). This Section 2 shall not prohibit any Party from acquiring for itself or on behalf of any funds or accounts managed by it additional Notes; provided, however, any additional Notes so acquired shall automatically be subject to the terms of this Agreement. Nothing in this Section 2 shall prohibit a Party from holding Notes with a custodian in a fully paid account subject to customary liens in favor of such custodian in relation to fees and expenses associated with the maintenance of such account. Any subsequent agreement to which all Parties are bound after the date hereof that provides for substantially similar restrictions on Transfer of the Notes, and which each Party has the right to enforce against the other Parties, is referred to as a “Replacement Lock-Up Agreement.”

Section 3. Term; Termination. This Agreement shall become effective as of the date hereof, provided that as to any Person that is not a Party to this Agreement on the date hereof, this Agreement shall become effective on the date such Person executes a joinder to this Agreement in a form that is acceptable to the then existing Parties (a “Joinder”), subject in each case to the written consent of the Parties. Each Person that has executed this Agreement on the date hereof or subsequently executes a Joinder is referred to as a “Party” and, collectively, such Persons are referred to as the “Parties.” This Agreement and the covenants contained herein shall automatically terminate as to all Parties and shall be of no further force and effect upon the earlier to occur of (i) June 30, 2023 and (ii) the consummation of a Transaction to which all the Parties are bound. This Agreement may also be terminated with the written consent of the Parties holding a majority of the Notes held by all Parties. Upon such termination, no Party shall have any continuing liability or obligation to any other Party hereunder and each Party shall have all of the rights and remedies available to it under applicable law and/or the Indentures, and any ancillary documents or agreements thereto; provided, however, that no such termination shall relieve any Party from its obligations under Section 5 (which shall survive termination of this Agreement) or from liability for its breach or non-performance of any of its obligations hereunder prior to termination of this Agreement.

Section 4. Representations and Warranties. Each Party (severally and not jointly) represents and warrants to the other Parties, only as to itself and not as to any of the other Parties, that the following statements are true and correct as of the date hereof with respect to such Party (or the date such Person becomes a Party to this Agreement):

(a)          Each Party has the requisite corporate, limited liability company, limited partnership or similar power and authority to enter into this Agreement, on behalf of itself and the funds and accounts that it manages and advises, and perform all of such Party’s obligations under this Agreement, and the execution, delivery and performance of this Agreement by such Party, on behalf of itself and the funds and accounts that it manages and advises, have been duly authorized by all necessary corporate, limited liability company, limited partnership or similar action on the part of such Party, and the Person executing this Agreement on behalf of such Party is duly authorized to do so on behalf of such Party and the funds and accounts that it manages and advises.

(b)           The execution, delivery and performance of this Agreement by a Party does not and shall not (i) violate any provision of law, rule or regulation applicable to it, any fund or account that it manages or advises, or the organizational documents for it or any fund or account that it manages or advises, or (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligations (including, for the avoidance of doubt, any agreement or arrangement to which such Party is a party or by which such Party or its securities are bound with respect to the Notes or the shares issuable upon conversion of the Notes) to which it, any fund or account that it manages or advises, or under the organizational documents for it or any fund or account that it manages or advises.

(c)           This Agreement is a legally valid and binding obligation of such Party and the funds and accounts holding Notes that it manages or advises, enforceable against it and such funds and accounts in accordance with its terms.

(d)          No material consent or approval of, or any registration or filing with, any other Person, entity, or organization is required for any Party, or any fund or account that it manages or advises, to carry out the obligations contemplated by, and perform its obligations under, this Agreement.

Section 5. Disclosure. The existence and the terms of this Agreement are confidential. No Party may disclose the terms of this Agreement, or any information that is provided to such Party in connection with a Transaction or this Agreement, to any Person other than a Party or a Party’s representatives, affiliates or its or its affiliates’ managers, directors, officers, members, partners, associates, or employees without prior written consent (which may be conveyed via email) of all Parties, except (a) in order to perform under or enforce this Agreement; (b) upon order of a court of competent jurisdiction to do so or other competent legal process; or (c) as required or requested by any governmental agency or regulatory authority, or as otherwise required by applicable law or regulation, in each case, in the reasonable judgment of the applicable Party, following consultation with counsel. Upon the written request of a disclosing Party (which may be conveyed via email), a receiving Party shall either return to the disclosing Party or destroy (at the option of the receiving Party) all originals and copies of any information subject to this Section 5 that was provided by the disclosing Party to the receiving Party, except to the extent such information must be retained in accordance with its internal recordkeeping procedures or to the extent required by law, regulation or professional accounting obligations, and no receiving Party shall be required to delete or destroy copies of any information maintained in its normal-course back-up media.

Section 6. Reservation of Rights. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of each Party hereto to protect and preserve its rights, remedies and interests, including without limitation, its claims against the Company. If this Agreement is terminated for any reason, the Parties reserve any and all rights. No Party shall have, by reason of this Agreement, a fiduciary relationship or duty, or duty of care, trust or confidence, in any form, in respect of any other Party, and nothing in this Agreement, expressed or implied, is intended to or shall be so construed as to impose upon any Party any obligations in respect of this Agreement except as expressly set forth herein. In particular:

(a)          no Party “acts” or will “act for” or represent the other Parties in any capacity and will have no authority to act for, represent, or commit any other Party;

(b)          no information or knowledge regarding any Party or the Company Group (as defined below) or its affairs received or produced by any Party in connection with this Agreement shall be imputed to any other Party and no Party shall be bound to distribute or share any information received or produced pursuant to this Agreement to any other Party;

(c)           the Parties will remain free to seek any advice they consider they may require from their own professional advisers regarding their role and exposure as Parties;

(d)           no Party shall be obliged to do anything if taking such action would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of any fiduciary duty or duty of confidentiality which it is required to comply with or if such action would be otherwise actionable at the suit of any Person (and may do anything which in its reasonable opinion is necessary to comply with any such law, regulation or duty or to avoid any such suit); and

(e)           save as expressly stated in this Agreement, a Party, in respect of any other Party:

(1)    will not be responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Company and its affiliates (collectively, the “Company Group”), any Party or any other Person in connection with the Transaction and any associated documentation or the transactions contemplated therein;

(2)    will not be responsible for the legality, validity, effectiveness, completeness, adequacy or enforceability of the Transaction or any agreement, arrangement or document entered into, made or executed in anticipation of or in connection with the Transaction;

(3)    will not be responsible for any determination as to whether any information provided or to be provided to any Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise;

(4)     will not be responsible for verifying that any information provided to any Party (using reasonable endeavours and usual methods of transmission such as e-mail or post) has actually been received and/or considered by each Party;

(5)    shall not be bound to distribute to any Party or to any other Person any information received by it;

(6)     shall not be bound to enquire as to the absence, occurrence or continuation of any Default or Event of Default under the Indentures or the performance by the Company of its obligations under the Indentures or any other document or agreement.

(f)            It is understood and agreed by all Parties that at all times it has itself been, and will continue to be, solely responsible for making its own independent appraisal of, and investigation into, all risks arising in respect of the business of the Company Group or under or in connection with the Transaction, this Agreement and any associated transactions and documentation including:

(1)    the financial condition, creditworthiness, condition, affairs, status and nature of the Group;

(2)     the legality, validity, effectiveness, completeness, adequacy and enforceability of any document entered into by any Person in connection with the business or operations of the Company Group or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Transaction;

(3)    whether such Party has recourse, and the nature and extent of that recourse, against the Company Group or any other Person or any of the respective assets under or in connection with this Agreement, the Transaction and/or any associated documentation, the transactions therein contemplated or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Transaction;

(4)     the adequacy, accuracy and/or completeness of any information provided by the Parties, the Company or any other member of the Company Group and each of their advisers or by any other Person in connection with the Transaction, and/or any associated documentation, the transactions contemplated therein or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Transaction; and

(5)    the adequacy, accuracy and/or completeness of any advice obtained by a Party in connection with the Transaction or in connection with the business and operations of the Company Group.

(g)          Each Party acknowledges and confirms to each Party that it has not relied on, and will not hereafter rely on, any Party in respect of any of the matters referred to in paragraph (f) above and that consequently no Party shall have any duty, obligation or liability (whether direct or indirect, in contract, tort or otherwise) or responsibility to any Party or any other Person in respect of such matters.

Section 7. Sharing Joint Defense; Evidentiary Matters. Each Party agrees that the communications among the Parties and any counsel retained by any Party, and work product containing such communications, shall be subject to the joint defense and common interests doctrines to the extent permitted by law recognized by the various state and federal courts of the United States and other similar doctrines of other jurisdictions and shall take such actions as are reasonably necessary to preserve such joint defense and/or common interest privileges. Nothing contained herein shall be construed as or be deemed to be evidence of an admission of any kind on the part of any Party. Pursuant to Rule 408 of the Federal Rules of Evidence, any applicable state rules of evidence and any other applicable law, foreign or domestic, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce the Agreement’s terms or as otherwise required under applicable law.

Section 8.   Miscellaneous.

(a)           This Agreement may not be modified, amended or supplemented except in a writing signed by each of the Parties. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, administrators and representatives.

(b)           Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties (including, for the avoidance of doubt and to the extent applicable to the respective Party, any funds or accounts managed or advised by the Party that hold Notes) and no other Person or entity shall be a third-party beneficiary hereof.

(c)          It is understood and agreed by each of the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party, and each non-breaching Party shall be entitled to seek an injunction or injunctions (without the posting of any bond and without proof of actual damages) to prevent breaches or threatened breaches of this Agreement and/or specific performance of this Agreement.

(d)          If any provision of this Agreement, or the application of any such provision to any Person, entity or circumstance, shall be held invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision or this Agreement shall continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

(e)           This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provision which would require the application of the law of any other jurisdiction. By its execution and delivery of this Agreement, each of the Parties hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought exclusively in any State court of competent jurisdiction in the State of New York, County of New York. By execution and delivery of this Agreement, each of the Parties hereto (i) irrevocably accepts and submits itself to the exclusive jurisdiction of such courts, generally and unconditionally, with respect to any such action, suit or proceeding, and waives any objection it may have to venue or the convenience of the forum and (ii)   knowingly, voluntarily and intentionally waives its right to a trial by jury to the extent permitted by law in any proceeding arising out of the terms and conditions of this Agreement.

(f)           This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and may be executed and delivered by electronic or original signature. A Portable Document Format (.pdf) copy transmitted by e- mail will be treated as an original.

[Signature Pages Following on Next Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

VIKING GLOBAL EQUITIES MASTER LTD.,
By: Viking Global Performance LLC, its investment manager

By:	/s/ Scott M. Hendler
Name: Scott M. Hendler
Title: Authorized Signatory

VIKING GLOBAL EQUITIES II LP,
By: Viking Global Performance LLC, its general partner

By:	/s/ Scott M. Hendler
Name: Scott M. Hendler
Title: Authorized Signatory

Contact Information for all Parties above:

c/o Viking Global Investors LP

55 Railroad Avenue

Greenwich, CT 06830

Attention: General Counsel

with a mandatory copy to:

legalnotices@vikingglobal.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INHERENT ESG OPPORTUNITY MASTER, LP
By: Inherent Group, LP, its investment manager
By: Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: Managing Director

INHERENT CREDIT OPPORTUNITIES MASTER, LP
By: Inherent Group, LP, its investment manager
By: Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: Managing Director

INHERENT PRIVATE OPPORTUNITIES 2021, LP
By: Inherent Group, LP, its investment manager
By: Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: Managing Director

Contact Information for all Parties above:

530 Fifth Ave., #702

New York, NY 10036

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

FARALLON CAPITAL EUROPE LLP, for and on behalf of funds, accounts and/or entities managed or advised by it

By:	/s/ Gregory Lassman
Name: Gregory Lassman
Title: Managing Member

Contact Information for all Parties above:

11rh Floor Orion House

5 Upper St Martin’s Lane

London WC2H 9EA

United Kingdom

Exhibit 99.6

JOINDER TO COOPERATION AGREEMENT

THIS JOINDER (this “Joinder”) to the Cooperation Agreement, dated as of March 17, 2023 (the “Agreement”), by and among Viking Global Equities Master Fund, Ltd., Viking Global Equities II LP, Farallon Capital Europe LLP, for and on behalf of funds, accounts and/or entities managed or advised by it, Inherent ESG Opportunity Master, LP, Inherent Credit Opportunities Master, LP, and Inherent Private Opportunities 2021, LP (each, an “Original Party” and collectively, the “Original Parties”), is made and entered into as of April 25, 2023, between the Original Parties and each of D1 Capital Partners Master LP, MIC Capital Management UK LLP, for and on behalf of funds, accounts and/or entities managed or advised by it, MIC Capital Management 38 RSC Ltd and 94th Investment Company LLC (each, a “New Party” and, collectively, the “New Parties”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, each New Party seeks to become a Party to the Agreement; and

WHEREAS, Section 3 of the Agreement provides that any Person that is not an Original Party to the Agreement shall become a Party to the Agreement effective on the date such person executes a joinder to the Agreement in a form that is acceptable to the then existing Parties, subject to the written consent of the Parties.

NOW, THEREFORE, in consideration of the foregoing recitals, the terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

(A)     Agreement to be Bound. Each of the New Parties hereby agrees that, upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement and shall be deemed a Party to the Agreement for all purposes thereof.

(B)     Consent to New Parties .. Each of the Original Parties hereby consents to each of the New Parties becoming a Party to the Agreement upon execution of this Joinder.

(C)     Counterparts. This Joinder may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

(D)     Governing Law. This Joinder shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provision which would require the application of the law of any other jurisdiction.

(E)     Descriptive Headings .. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

* * * *

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.

Original Party

VIKING GLOBAL EQUITIES MASTER LTD.,

By: Viking Global Performance LLC, its investment manager

By:	/s/ Scott M. Hendler

Name: Scott M. Hendler

Title: Authorized Signatory

VIKING GLOBAL EQUITIES II LP,

By: Viking Global Performance LLC, its general partner

By:	/s/ Scott M. Hendler

Name: Scott M. Hendler

Title: Authorized Signatory

Contact Information for all Parties above:

c/o Viking Global Investors LP

55 Railroad Avenue

Greenwich, CT 06830

Attention: General Counsel

with a mandatory copy to:

legalnotices@vikingglobal.com

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.

Original Party

FARALLON CAPITAL EUROPE LLP, for and on behalf of funds, accounts and/or entities managed or advised by it

By:	/s/ Gregory Lassman
Name: Gregory Lassman

Contact Information for all Parties above:

11th Floor Orion House

5 Upper St Martin’s Lane

London WC2H 9EA

United Kingdom

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.

Original Party

INHERENT ESG OPPORTUNITY MASTER, LP

By: Inherent Group, LP, its investment manager

By: Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: Managing Director

INHERENT CREDIT OPPORTUNITIES MASTER, LP

By: Inherent Group, LP, its investment manager

By: Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: Managing Director

INHERENT PRIVATE OPPORTUNITIES 2021, LP

By: Inherent Group, LP, its investment manager

By: Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: Managing Director

Contact Information for all Parties above:

530 Fifth Ave., #702

New York, NY 10036

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.

New Party

D1 CAPITAL PARTNERS MASTER LP

By: D1 Capital Partners GP Sub LLC, its general partner

By:	/s/ Amanda Hector
Name: Amanda Hector
Title: General Counsel / CCO

Contact Information:

c/o D1 Capital Partners L.P.
9 W 57th St., 36th Floor
New York, NY 10019
Attention: General Counsel

with a mandatory copy to:

legalnotices@d1capital.com

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.

New Party

MIC Capital Management UK LLP, for and on behalf of funds, accounts and/or entities managed or advised by it

By:	/s/ Rodney Cannon
Name: Rodney Cannon
Title: Authorised Signatory

New Party

MIC Capital Management 38 RSC Ltd

By:	/s/ Matthew Ryan
Name: Matthew Ryan
Title: Authorised Signatory

New Party

94th Investment Company LLC

By:	/s/ Emma Al Jahouri
Name: Emma Al Jahouri
Title: Authorised Signatory